Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-257570

Prospectus Supplement No. 8

(To Prospectus dated July 13, 2021)

This prospectus supplement updates, amends and supplements the prospectus dated July 13, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-257570). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Endeavor Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “EDR.” On November 18, 2021, the closing price of our Class A common stock was $29.65.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 18, 2021

Endeavor Group Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40373	83-3340169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9601 Wilshire Boulevard, 3rd Floor Beverly Hills, California	90210
(Address of principal executive offices)	(Zip Code)

(310) 285-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	EDR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On November 18, 2021, Endeavor Group Holdings, Inc., a Delaware corporation (the “Company” or “Endeavor”), issued a press release announcing the Transaction (as defined below), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1), shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act except as may be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On November 18, 2021, IMG Worldwide, LLC, a Delaware limited liability company (the “Seller”) and subsidiary of the Company and Endeavor Content Parent, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Seller, entered into a Purchase Agreement (the “Purchase Agreement”), by and among Seller, Endeavor Content, and CJ ENM USA Holdings LLC, a California limited liability company and wholly owned subsidiary of CJ ENM Co., Ltd. (“Purchaser”). The Transaction (as defined below) relates specifically to the scripted portion of Endeavor Content Parent, LLC, including its TV studio, film studio, TV distribution and international TV production businesses, among other assets (“Endeavor Content”). Pursuant to the Purchase Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Endeavor Content will issue to Purchaser, and Purchaser will subscribe for and accept from Endeavor Content, a number of newly issued equity interests in Endeavor Content equal to eighty percent (80%) of the total issued and outstanding equity interests of Endeavor Content, on a fully-diluted basis (excluding equity interests related to any post-closing employee incentive plans) in exchange for proceeds equal to $775.3 million (subject to certain adjustments) at an enterprise value of $850 million, including $655.3 million in proceeds to be paid to Seller (subject to certain adjustments) and $120.0 million paid to Endeavor Content (subject to certain adjustments). Following closing, Seller will retain twenty percent (20%) of the total issued and outstanding equity interests of Endeavor Content, on a fully-diluted basis (excluding equity interests related to any post-closing employee incentive plans) (collectively, the “Transaction”). The Transaction implies an approximately $970 million post-money equity valuation for Endeavor Content and will include the assets and liabilities associated therewith, including Endeavor Content’s related production financing facilities, and of which Endeavor is entitled to sweep up to an additional $55.0 million of Endeavor Content’s cash (subject to certain adjustments) as part of the Transaction.

The consummation of the Transaction is expected to close in the first quarter of 2022, subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) obtaining other applicable regulatory approvals, (iii) the absence of any order or legal requirement that enjoins, restrains or otherwise prevents the consummation of the Transaction, (iv) the consummation of an internal reorganization (the “Internal Reorganization”) to be effected by Endeavor Content and Seller in advance of consummating the Transaction, pursuant to which Endeavor Content will transfer its non-scripted business and certain of its documentary, film sales and financing consulting services businesses to Seller and its affiliates and (v) customary conditions regarding the accuracy of the representations and warranties and material compliance by the parties with their respective obligations under the Purchase Agreement. The consummation of the Transaction is not subject to a financing condition.

The Purchase Agreement also contemplates that (i) Seller and Endeavor Content will enter into a transition services agreement as of closing, pursuant to which Seller will agree to provide a limited set of services to Endeavor Content following the closing of the Transaction and (ii) Seller and Purchaser will enter into an amended and restated limited liability company agreement of Endeavor Content (the “LLC Agreement”) as of closing, pursuant to which, among other things, the Company and its subsidiaries will be subject to a limited non-competition agreement with Endeavor Content for a maximum period of seven years. The LLC Agreement also contemplates that Seller (or its affiliate) will have the right to designate two managers to the board of managers of Endeavor Content, subject to a minimum ownership condition.

The Purchase Agreement includes customary termination provisions for both Seller and Purchaser, whereby the parties may terminate (i) by mutual written consent, (ii) following a permanent legal prohibition on consummating the Transaction, (iii) if the closing of the Transaction has not occurred within six months (the “Outside Date”) of the date of the Purchase Agreement, provided that if the conditions to closing are satisfied other than the obtainment of the Regulatory Approvals, then the Outside Date shall be extended to the date that is twelve months from the date of the Purchase Agreement (the “Extended Outside Date”) and (iv) following a breach by the other party of its representations and warranties or covenants contained in the Purchase Agreement that would result in a failure of a condition to closing of the Transaction, subject to cure rights.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including the Company’s expected closing of the Transaction and the timing thereof, the issuance of the Class A Common Stock, the expected source of funding for the Transaction, the anticipated creation of a new reporting segment. In some cases, you can identify forward-looking statements by terms such as “aim,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “target,” “mission,” “will,” “potential” or, in each case, their negative, or other variations or comparable terminology and expressions. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: Endeavor faces uncertainties regarding the consummation of the Transaction, including that certain conditions to the consummation of the Transaction will not be satisfied; Endeavor may experience difficulties integrating the Business and in realizing the expected benefits of the Transaction; Endeavor may need to use resources that are needed in other parts of its business to do so; the Business may have liabilities that are not known, probable or estimable at this time; the Transaction may result in the diversion of Endeavor’s management’s time and attention to issues relating to the Transaction and integration; Endeavor may not achieve expected synergies and operating efficiencies attributable to the Transaction within its expected time-frames or at all; Endeavor may incur significant transaction costs and integration costs in connection with the Transaction; Endeavor may face challenges protecting and preserving the acquired intellectual property rights; risks inherent to the Business may result in additional strategic and operational risks to Endeavor, which may impact Endeavor’s risk profile and which Endeavor may not be able to mitigate effectively; and the Business operates in a changing regulatory environment and may be forced to restrict or cease operations entirely in certain jurisdictions due to changes in law or regulations. In addition, a number of important factors could cause Endeavor’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to: the impact of the COVID-19 global pandemic on Endeavor’s business, financial condition, liquidity and results of operations; changes in public and consumer tastes and preferences and industry trends; Endeavor’s ability to adapt to or manage new content distribution platforms or changes in consumer behavior; Endeavor’s dependence on the relationships of its management, agents, and other key personnel with clients; Endeavor’s dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors, and other distribution partners; risks related to Endeavor’s organization and structure; and other important factors discussed in Part II, Item 1A “Risk Factors” in Endeavor’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 as updated by Endeavor’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as any such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and Endeavor’s Investor Relations site at investor.endeavorco.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, Endeavor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 18, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDEAVOR GROUP HOLDINGS, INC.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Date: November 19, 2021

Exhibit 99.1

Leading Entertainment Company CJ ENM to Acquire Controlling Stake in Global

Premium Content Studio ‘Endeavor Content’ for $775 Million USD

Acquisition will serve as a new growth engine towards CJ ENM’s vision as a ‘global total entertainment company’

(Nov. 18, 2021) CJ ENM, leading entertainment company originated from Korea, announced that they have entered into a definitive agreement to acquire an 80% stake of the scripted business of US-based global premium content studio, Endeavor Content, from its parent company Endeavor Group Holdings (“Endeavor”)(NYSE: EDR) for $775 million USD in total proceeds at an enterprise valuation of $850 million USD, including $655 million USD to Endeavor and a contribution of $120 million USD of capital to Endeavor Content’s balance sheet (implying a post-money equity valuation of $970 million USD).

The deal to acquire the 80% stake, including management rights, was approved by CJ ENM’s board of directors on November 19, 2021 (KST). Endeavor will retain 20% of the scripted portion of the business, in addition to retaining the non-scripted portion of the business, as well as certain documentary and film sales and financing consulting services. Endeavor Content’s Graham Taylor and Chris Rice will continue to lead the studio as co-CEOs. The two companies anticipate the deal will close early in the first quarter of 2022.

This acquisition is the largest M&A for CJ ENM, which first invested in DreamWorks and jumped into the content business 26 years ago. Through acquisition of Endeavor Content, CJ ENM plans to solidify its presence in the global market and content distribution channels. CJ ENM will also be able to expand its original IP collection to incorporate that of Endeavor Content’s. The library and portfolio that will hold a wide range of IPs from all over the world will support CJ ENM’s plan to launch its OTT platform, TVING, globally. CJ ENM will also be able to further accelerate its penetration into the global content market by making full use of Endeavor Content’s extensive network across various distribution channels. This will create a full value chain for CJ ENM to distribute its top-notch dramas, movies, and entertainment programs to the world. New doors will open for the creative pool, including producers, writers, etc., that will be able to collaborate on multiple levels to create global mega-hit contents.

“Four years ago, we set out to build a talent-first studio that prioritized greater creative freedom and ownership,” remarked Ariel Emanuel, CEO, Endeavor. “Graham Taylor, Chris Rice and the entire Endeavor Content team delivered on that promise, and this transaction further underscores the enduring value of talent and premium content.” Continued Emanuel, “Having known Miky Lee for more than 25 years, I’m confident that CJ ENM will be excellent stewards of the studio, accelerating and amplifying its projects on a global stage.”

“We are excited to announce this deal with Endeavor Content, a company that is growing at a remarkable speed in the US and European markets,” remarked Kang Ho-Sung, CEO, CJ ENM. “We are confident that this deal will create synergy between both companies, globally acknowledged for their production capabilities and list of hit IP properties. Continued Kang, “At the end of the day, CJ ENM strives to become a major global studio that encompasses content that appeals to a global audience – like this deal with Endeavor Content, we will continue to expand our presence in the global market.”

Leading entertainment company CJ ENM is best known for its recent multiple Academy Award-winning “Parasite,” CJ ENM’s credits also include television series “Crash Landing on You,” “Goblin: The Lonely and Great God,” “Hospital Playlist,” and films “Snowpiercer,” “Miss Granny,” and Tony Award winning Broadway production, “Kinky Boots.” Headquartered in Seoul, Korea, its entertainment division engages in a wide array of businesses across the industry spectrum including media content, music, film, performing arts, and animation. CJ ENM’s critically acclaimed content has been enjoyed by a global audience through various media platforms and remake versions.

This deal is another addition to CJ ENM’s expanding presence in the global market. CJ ENM is currently co-producing a drama series with US-based media company Skydance Media as part of its strategic partnership made early last year. CJ ENM is also involved in the production of a TV adaptation of award- winning movie “Parasite” set to broadcast on HBO. Additionally, CJ ENM is the company behind “I Can See Your Voice,” a popular entertainment show that has been broadcast and/or remade in more than 23 regions, as well as 2021 Emmy nominated drama “It’s Okay to Not Be Okay” and music reality show “I-Land.”

“We are thrilled for this next chapter as we seek to unlock even greater value for talent and our producer partners,” said Graham Taylor and Chris Rice, Endeavor Content’s co-CEOs, in a joint statement. “With the addition of CJ ENM, our mission to empower creators and foster an inclusive environment that promotes diverse content on a global scale only grows stronger.”

Endeavor Content launched in 2017 as a platform and talent agency-agnostic production, advisory, sales, and distribution studio that puts artists, creators, and producers first. Endeavor Content’s mission later expanded to become a more inclusive studio that champions and supports content and creators who engage diverse audiences. Since its inception, Endeavor Content has owned, financed, and/or sold more than 125 films and television series that have garnered more than 69 Emmy wins and nominations and 59 Academy Award wins and nominations. Major hits include “In the Heights” and “Just Mercy” for Warner Brothers, “Book Club” for Paramount Pictures, “Blue Miracle” for Netflix, and “Joe Bell” with Roadside Attractions. The studio has also made its mark internationally, handling global distribution for hit series including “Killing Eve,” “The Night Manager,” “Normal People,” and “Nine Perfect Strangers.” Upcoming film projects include “The Lost Daughter,” Maggie Gyllenhaal’s critically acclaimed feature directing debut for Netflix, and Michael Bay’s highly anticipated “Ambulance” for theaters. On the television side, the studio will premiere several new series from top talent in the first half of the year. These include Ben Stiller’s “Severance,” Nicole Kidman’s “Roar” for Apple TV+, “Wolf Like Me” for Peacock, starring Josh Gad and Isla Fisher, Michael Mann’s “Tokyo Vice” for HBO Max, and Amy Schumer’s “Life & Beth” for Hulu.

J.P. Morgan acted as exclusive financial advisor to CJ ENM on the transaction. O’Melveny & Myers acted as legal advisor to CJ ENM.

The Raine Group acted as exclusive financial advisor to Endeavor on the transaction. Latham & Watkins LLP acted as legal advisor to Endeavor.

About CJ ENM

CJ ENM is a leading entertainment company originated from Korea. Since 1995, the company has engaged in a wide array of businesses across the industry spectrum including media content, music, film, performing arts, and animation, providing its top-notch original content to various media platforms. CJ ENM has created, produced and distributed globally acclaimed contents including Cannes-winning film Parasite, Tony Award-winning musical Kinky Boots, record-breaking Korean box office hits Roaring Currents, Extreme Job, Ode to My Father, along with sought-after television series such as Mr. Sunshine, Guardian: The Lonely and Great God, Grandpas over Flowers, I Can See Your Voice and more. To offer the best K-Culture experiences worldwide, CJ ENM presents KCON, the world’s largest K-culture convention & festival celebrating Hallyu and Mnet Asian Music Awards (MAMA), Asia’s biggest music awards. With regional offices in Asia, Europe and the U.S., CJ ENM currently employs over 3,600 people. For more information, please visit: http://www.cjenm.com

About Endeavor

Endeavor is a global sports and entertainment company, home to many of the world’s most dynamic and engaging storytellers, brands, live events and experiences. The company is comprised of industry leaders including entertainment agency WME; sports, fashion, events and media company IMG; and premier mixed martial arts organization UFC. The Endeavor network specializes in talent representation, sports operations & advisory, event & experiences management, media production & distribution, experiential marketing and brand licensing.